SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of June, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- _______)

Copa Holdings Files Registration Statement for
Secondary Public Offering of Class A Common Stock

          PANAMA CITY, June 15 /PRNewswire-FirstCall/ -- Copa Holdings, S.A. (NYSE: CPA) announced today that it has filed a registration statement with the Securities and Exchange Commission for a proposed offering by Copa Holdings of 6,562,000 shares of Class A non-voting shares by a selling shareholder, Continental Airlines, Inc. (NYSE: CAL). The underwriters have a 30-day option to purchase up to an additional 984,375 shares from Continental Airlines. After completion of the proposed offering, Continental Airlines will continue to hold approximately a 12.3% interest in Copa Holdings (or a 10.0% interest if the over allotment option is exercised in full). Copa Holdings will not receive any of the proceeds from the offering.

          Morgan Stanley and Merrill Lynch & Co. are acting as joint book-running managers.

          A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

          A written preliminary prospectus relating to the offering may be obtained, when available, from the prospectus department of either Morgan Stanley, 180 Varick Street 2/F, New York, NY 10014, +1-866-718-1649, Prospectus@morganstanley.com or Merrill Lynch & Co., 4 World Financial Center, New York, NY 10080, +1-212-449-1000.

          Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 92 daily scheduled flights to 30 destinations in 20 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. AeroRepublica, the second largest domestic carrier in Colombia, provides service to 12 cities in Colombia, as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Medellin and Cartagena.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)
Date: 06/14/2006

	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO